SEC LETTER TO HOUSE HACK INC.

Issuer Response to Letter dated February 14, 2025

Regarding Offering Statement on Form 1-A filed February 4, 2025

SEC Comment:	Company response (updated language in the Offering Circular and Bond Agreement is underlined):

We note disclosure on page 54 regarding the arbitration and jury trial waiver provisions. Please revise here and include risk factor disclosure to clearly disclose:

• enforceability under federal and state law;

• whether these provisions apply to claims under the federal securities laws;

• whether this and other provisions applies to purchasers in secondary transactions;

• clarify that, by agreeing to be subject to the arbitration provision or jury trial waiver provision, investors will not be deemed to waive the company's compliance with the federal securities laws and the rules and regulations promulgated thereunder.

The Securities Being Offered section of the Offering Circular will be revised to describe the mandatory arbitration jury trial waiver provision as follows:

“Section 7.2 of the Bond Agreement requires disputes to be settled via mandatory arbitration, but that does not apply to claims under the U.S. federal and state securities laws. Investors who bring disputes under U.S. federal and state securities laws do not waive any rights they have under US federal and state securities laws.

Any disputes not brought under US federal or state securities laws but arising under the Bond Agreement shall be resolved through binding arbitration administered by JAMS in accordance with its Comprehensive Arbitration Rules & Procedures. Arbitration shall be the mandatory and exclusive means for resolving disputes, and the arbitration shall take place virtually or, if agreed upon by all parties, in person in Ventura, California, or at any other location mutually agreed upon. The complaining party shall be responsible for any mediation or arbitration fees. Arbitration shall be limited to resolving the specific dispute between the Company and the Bondholder. Arbitrators shall be permitted to consider market conditions, economic circumstances, and any force majeure events in determining whether the Company is liable for breach of this Agreement. The arbitrator shall not have the authority to award punitive damages, attorney's fees, or any remedy beyond actual, documented losses. The parties to the Agreement hereby waive their right to a jury trial for claims not brought under US federal and state securities laws.”

The Company will update Section 7.2 of the Bond Agreement to include the following:

“Notwithstanding the foregoing, this Mandatory Dispute Resolution provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or the Securities Act.”

And

“THE PARTIES ACKNOWLEDGE THAT THEY HAVE A RIGHT TO LITIGATE CLAIMS THROUGH A COURT SOLELY BEFORE A JUDGE. THE PARTIES HEREBY KNOWINGLY AND VOLUNTARILY WAIVE THEIR RIGHTS TO A TRIAL BY JURY IN ANY LITIGATION RELATING TO THIS AGREEMENT, THE BONDS OR THE COMPANY. NOTWITHSTANDING THE FOREGOING, THIS WAIVER OF COURT & JURY RIGHTS PROVISION WILL NOT APPLY TO SUITS BROUGHT TO ENFORCE ANY LIABILITY OR DUTY CREATED BY THE EXCHANGE ACT OR THE SECURITIES ACT.”

Update 12.18 of the Bond Agreement to state the following:

“Bondholders may not assign or transfer their rights or obligations under this Agreement without the prior written consent of the Company, except as permitted under applicable securities laws. The prior written consent of the Company will be contingent, among other items, on the Bondholder’s confirmation that the assignment or transfer is permitted under the Bond Agreement, that the assignment or transfer is compliant with applicable securities laws; and that the assignee or transferee agrees to the terms of the Bond Agreement. The Company may assign its rights and obligations hereunder to a successor entity in connection with a merger, acquisition, or reorganization.”

•      the potential limited access to information and other imbalances of resources between the company and shareholders, and that these provisions can discourage claims or limit shareholders’ ability to bring a claim in a judicial forum that they find favorable;

The Company will amend the Offering Circular to add the following as a risk factor:

“The Company’s Bond Agreement requires many disputes to be settled through mandatory arbitration.

Section 7.2 of the Bond Agreement requires many disputes to be settled through mandatory arbitration. This provision does not apply to claims under U.S. federal securities laws. The mandatory arbitration provision could (1) increase the costs for an investor to bring a claim, (2) limit access to information relative to litigation, (3) discourage the bringing of claims, and (4) limit investors’ ability to bring a claim in a judicial forum that they find favorable. While there is case law supporting the enforceability of such mandatory arbitration provisions, there does appear to be a split of authority suggesting that these sorts of provisions are not always enforceable under federal and state law. To the extent Section 7.2 is ruled unenforceable, the Company would abide by such ruling.”